UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Flowserve Corporation

(Exact Name of Registrant as Specified in its Charter)

New York	1-13179
(State or other jurisdiction of incorporation)	(Commission File Number)
5215 N. O’Connor Blvd., Suite 700, Irving, Texas (Address of principal executive offices)	75039 (Zip Code)

Shakeeb Mir,

Vice President, Corporate and Commercial Law

(972) 443-6500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of the Flowserve Corporation (the “Company”) Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at https://ir.flowserve.com/financial-information/sec-filings as well as the Securities and Exchange Commission’s EDGAR database at www.sec.gov.*

Item 1.02. Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01. Resource Extraction Issuer Disclosure and Report.

Not applicable.

SECTION 3 – EXHIBITS

Item  3.01. Exhibits.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

*

The reference to Flowserve’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FLOWSERVE CORPORATION

By:	/s/ Susan C. Hudson	Date: May 31, 2022
Susan C. Hudson
Senior Vice President, Chief Legal Officer and Corporate Secretary

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